UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number 001-09148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE BRINK’S COMPANY EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Brink’s Company

P.O. Box 18100,

1801 Bayberry Court

Richmond, Virginia 23226-8100

THE BRINK’S COMPANY
EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Compensation and Benefits Committee
The Brink’s Company Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Brink’s Company Employee Stock Purchase Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits of the Plan for the years ended December 31, 2022, 2021, and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Keiter
We have served as the Plan's auditor since 2019.
Glen Allen, Virginia
March 27, 2023

THE BRINK’S COMPANY
EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2022	December 31, 2021

Assets:
Plan cash held by The Brink's Company	$204,364	$250,699
Total assets	$204,364	$250,699

Liabilities:
Payable to purchase shares	$198,190	$235,035
Payable to participants and other	6,174	15,664
Total liabilities	$204,364	$250,699

Net assets available for benefits	$—	$—

See accompanying Notes to financial statements.

THE BRINK’S COMPANY
EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Additions:
Participant contributions, net of withdrawals	$874,393	$1,001,102	$761,195
Total additions	874,393	1,001,102	761,195

Deductions:
Cost of shares purchased	905,064	987,401	714,218
Payable to purchase shares	198,190	235,035	236,998
Payable to participants	6,174	15,664	15,358
Prior year contributions used for current year share purchases	(235,035)	(236,998)	(205,379)
Total deductions	874,393	1,001,102	761,195

Changes in net assets available for benefits	—	—	—

Net assets available for benefits beginning of year	—	—	—
Net assets available for benefits end of year	$—	$—	$—

See accompanying Notes to financial statements.

THE BRINK’S COMPANY EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - The Plan and Accounting Principles

Description of Plan
The following is a brief description of The Brink's Company Employee Stock Purchase Plan (the "Plan") and is provided for general information purposes only. Participants should refer to the Plan document for complete information.

Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General
The Plan became effective on February 22, 2018. The Plan is intended to provide eligible employees of The Brink’s Company (the “Company”) and certain participating subsidiaries with an opportunity to purchase shares of common stock of the Company at a discount to market value. Consistent with Section 423 of the Internal Revenue Code of 1986, as amended, (the “Code”) eligible employees are individuals who provide services on a full-time or part-time basis but not on a seasonal basis. The Plan is intended to qualify as an employee stock purchase plan under the Code and is therefore not subject to taxation.

Contributions
Plan participants (“Participants”) may make contributions to the Plan through payroll deductions (contributions of at least 1%, but not more than 15% of their salary, as defined in the Plan document) for the purpose of purchasing the Company’s common stock (“Shares”). Prior to the three-month offering period ended September 30, 2020, the maximum contributions were limited to 10% of salary. Participant contributions are recorded in the period that the Participants’ payroll deductions are made. Participant contributions are not subject to vesting and thus are fully vested at all times.

Share Purchases
The Plan allows Participants to purchase Shares at 90% of the average price per Share over the thirty day period leading up to and including the last trading day of each offering period. However, in no event will the purchase price be less than 85% of the closing price per Share on the last trading day of each offering period. The Plan operates with separate consecutive three-month offering periods ending March 31, June 30, September 30, and December 31, with offering dates of the first trading day of each offering period. Shares are purchased in the subsequent period and they are distributed to each Participant’s account by the stock transfer agent.

Participants purchased 16,536 Shares through the Plan during 2022 at an average purchase price of $54.73 per Share. Participants purchased 14,735 Shares through the Plan during 2021 at an average purchase price of $67.01 per Share. Participants purchased 14,021 Shares through the Plan during 2020 at an average purchase price of $50.94 per Share. The maximum number of Shares that will be offered under the Plan is 250,000. Under the Plan, there are 192,703 Shares reserved for future issuance as of December 31, 2022.

Withdrawals and Refunds
If a Participant elects to withdraw from the Plan at least thirty days before the last trading day of an offering period, or if a Participant’s employment has been terminated at least thirty days before the last trading day of an offering period, the Plan refunds any amounts withheld in that period, plus any carryover from the previous period, back to the Participant. All such amounts are included in Participant contributions, net of withdrawals, in the Statements of Changes in Net Assets Available for Benefits.

A Participant's accumulated payroll deductions will be used to purchase the maximum allowable number of whole Shares that can be purchased with the amounts in the Participant's notional account. From the inception of the Plan on February 22, 2018 through the three-month offering period ended June 30, 2020, the Plan allowed Participants to purchase a maximum of 50 Shares with contributions from each offering period. Beginning with the three-month offering period ended September 30, 2020, the Plan allowed Participants to purchase a maximum of 100 Shares with contributions from each offering period.

Excess Participant contributions for Participants purchasing the maximum number of Shares with contributions from an offering period will be refunded to the Participants in the following offering period. For Participants purchasing less than the maximum allowable number of Shares with contributions from an offering period, the excess contributions will be carried forward to the next offering period and aggregated with future contributions for the purpose of purchasing Shares.

Payable to Purchase Shares
Payable to Purchase Shares primarily represents cash contributed to the Plan in the last offering period of a calendar year that were used to purchase Shares in the first offering period of the next calendar year. Participants purchased 3,742 Shares through the Plan in January 2023 at an average purchase price of $51.63 per Share related to the final offering period of 2022. Participants purchased 3,957 Shares through the Plan in January 2022 at an average purchase price of $57.70 per Share related to the final offering period of 2021. Payable to Purchase Shares also includes excess contributions from Participants purchasing less than the maximum allowable number of Shares with contributions from a previous offering period. These excess contributions were carried forward to the next offering period and will be aggregated with future contributions for the purpose of purchasing Shares.

Payable to Participants
As of December 31, 2022 and December 31, 2021, Payable to Participants represented cash contributed to the Plan in amounts greater than the cost of the maximum number of Shares allowed to be purchased in an offering period and amounts to be refunded to Participants who had withdrawn from the Plan. All such amounts have been or will be refunded to Participants from the Plan and, as such, were not included in Net Assets Available for Benefits in the accompanying financial statements.

Limitations
Employees owning Shares or holding outstanding options to purchase Shares representing 5% or more of the total combined voting power or value of all classes of Shares are not permitted to subscribe for any Shares under the Plan. Additionally, Participants are prohibited from purchasing Shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year.

Administrative Expenses
All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

Termination
The Plan has a term of ten years from the effective date. Although it has not expressed an interest in doing so, the Company has the right under the Plan document to amend, suspend or terminate the Plan at any time. If any offering period is terminated before its scheduled expiration as a result of Plan termination, all amounts that have not been used to purchase Shares will be returned to Participants as soon as administratively practicable.

Subsequent Events
The Plan has evaluated subsequent events for potential recognition and disclosure through March 27, 2023, the date the Plan's financial statements were issued. Management has determined that there are no subsequent events to be reported in the accompanying financial statements.

Note 2 - Plan Assets

The Plan’s cash is maintained by the Company on behalf of the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Brink's Company Employee Stock Purchase Plan

Date:	March 27, 2023	/s/ Simon Davis
Simon Davis
Executive Vice President and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm